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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 August 25, 2006

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                       Commission File Number: 333-130901

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                             MACRO BANSUD BANK INC.
             (Exact name of registrant as specified in its Charter)

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                                  Sarmiento 447
                              Buenos Aires C1 1041
                              Tel: 54 11 5222 6500
              (Address of registrant's principal executive offices)

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     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   [X}    Form 40-F   [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes   [ ]           No   [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes   [ ]           No   [X]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes   [ ]           No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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For more information contact:

Jorge F. Scarinci, CFA
Chief Investor Relations Officer
Phone: (5411) 5222 6730
Fax: (5411) 5222 8202
investorelations@macrobansud.com.ar
www.macrobansud.com.ar

                 BANCO MACRO S.A. CREATED AN EXECUTIVE COMMITTEE
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>> (Buenos Aires, Argentina, August 25, 2006) - Banco Macro S.A. (BMA) (Buenos
Aires Stock Exchange: BSUD / NYSE: BMA) today announced that the Board of Directors of the company has resolved to create an Executive Committee. Therefore, we attach hereto the Minutes of the Board of Directors' Meeting approving the Rules and Regulations that shall govern such Executive Committee and the appointment of its members.

In the City of Buenos Aires, August 25, 2006, at 10 am, the undersigned members of the Board of Directors of Banco Macro S.A. and a member of the Supervisory Committee meet at the principal place of business of the above mentioned company located at Sarmiento 447 of this city.

.............

1) The President expresses that this meeting is aimed at evaluating the creation of an Executive Committee. In that respect, the President says that the Rules and Regulations that shall govern such Executive Committee have already been prepared, therefore he proceeds to read such Rules and Regulations, which are herein below transcribed:

BANCO MACRO S.A.

Executive Committee - Rules and Regulations

Composition:

Section 1.- The Executive Committee shall be composed of three regular directors, who shall be elected by the Board of Directors. The Board of Directors shall designate a Chairman and a Coordinator of the Executive Committee among the members elected to form such Executive Committee.

Term of Office:

Section 2.- The members of the Executive Committee shall hold office for the same term for which they have been designated to hold office as directors.

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Meetings:

Section 3.- The Executive Committee shall meet anytime the members thereof deem necessary. The quorum for the transaction of business at any meeting of the Executive Committee shall be a majority of its members present and every question raised at any meeting of the Executive Committee shall be decided by a majority of the votes cast on the question.

Representation:

Section 4.- The representation of the Executive Committee shall be vested on the Chairman, who shall chair and direct the meetings of the committee, except in the case of absence or disability of the Chairman, in which case the remaining members shall choose one of their number to represent the Executive Committee and chair the meetings in the absence or disability of the Chairman.

Duties:

Section 5.- The Executive Committee shall be in charge of the management of the business and affairs of the company. The Executive Committee shall be vested with the following powers: I) Manage the business and affairs of the company and all other matters delegated by the Board of Directors. II) Develop the commercial, credit and financial policy of the company subject to the goals approved by the Board of Directors. III) Establish, maintain, eliminate, restructure or move the offices and areas of the administrative and operating organization of the company. IV) Establish Special Committees, approve operating structures or levels determining the scope of their functions and duties. V) Approve the personnel, appoint the General Manager, Assistant Managers, Executive Vice Presidents and other Head and Department Managers, and fix the amount of their remunerations, working terms and conditions and any other personnel policy measure, including promotions. VI) Propose to the Board of Directors the establishment, opening, moving or closing of branches, agencies or representations in the country or abroad. VII) Supervise the management of subsidiary companies and of the other companies in which the Company holds a participating interest and propose to the Board of Directors the incorporation, acquisition or total or partial sale of participating interests in companies the purpose of which is the rendering of services supplementing the financial activity. This enumeration of powers is merely illustrative and shall not be construed in a restrictive manner except to the extent of the limitations contained in the by-laws of the Company.

Coordinator:

Section 6.- The Coordinator shall be responsible for submitting to the Executive Committee the proposals presented by the different management departments and cause the performance and fulfillment of all resolutions adopted by the Executive Committee.

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Termination, Removal and Resignation:

Section 7.- Upon termination of, removal or resignation from office by a Director, such Director shall automatically cease to be member of the Executive Committee, and the same shall occur if a Director is found incapable, unqualified or prohibited to continue acting as Director.

Notice to Officers:

Section 8.- The Executive Committee may give notice to any officer of the Company to inform about any matters related to the business thereof.

Information to the Board of Directors:

Section 9.- The Executive Committee shall inform the Board of Directors, at the same meeting of the Board of Directors, about the activities carried out prior to such meeting.

Book of Minutes:

Section 10.- The Executive Committee shall keep a special book of minutes, in which the Company shall register the minutes summarizing all the resolutions adopted and all the business transacted at the meetings of the committee. Such minutes shall be signed by all the members present at the relevant meetings. All resolutions adopted by the Executive Committee shall be informed to the Board of Directors at the meetings of the Board.

After a brief discussion, the Board of Directors unanimously resolves to approve the Rules and Regulations that shall govern the Executive Committee.

Immediately after, the meeting evaluates the designation of the members of the Executive Committee.

After a brief discussion, the Directors unanimously resolve to designate Messrs. Jorge Horacio Brito, Delfin Jorge Ezequiel Carballo and Jorge Pablo Brito as members of the Executive Committee.

In addition, the Board of Directors unanimously resolves to designate Mr. Jorge Horacio Brito as Chairman of the Executive Committee and Mr. Jorge Pablo Brito as Coordinator of the Executive Committee.

..............

There being no further business to transact, the meeting is adjourned at 12 am.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

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                                    SIGNATURE
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     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  August 25, 2006
                                                     MACRO BANSUD BANK INC.


                                                     By:    /s/ Luis Cerolini
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                                                     Name:  Luis Cerolini
                                                     Title: Attorney-in-fact